UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2010.
Commission File Number 000-51559
STEALTHGAS INC.
(Translation of registrant’s name into English)
331 Kifissias Avenue Erithrea 14561 Athens, Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Election of Director
     On October 1, 2010, John G. Kostoyannis was appointed as an independent member of the board of directors (the “Board”) of StealthGas Inc. (the “Company”) and to each of the Board’s audit committee, compensation committee and nominating and corporate governance committee effective as of such date. Mr. Kostoyannis, age 43, has been Managing Director of Allied Shipbrokers based in Piraeus, Greece since September 2001. Prior to joining Allied Shipbrokers, Mr. Kostoyannis worked in various chartering and ship broking firms in the United Kingdom and Greece. He graduated from the City of London Polytechnic in 1988, where he studied Shipping and Economics.
     With the appointment of Mr. Kostoyannis as an independent director, the Company is in compliance with NASDAQ and Securities and Exchange Commission audit committee composition requirements and NASDAQ Listing Rule 5605, which requires a listed company to have a majority of independent directors on its board of directors.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 7, 2010

STEALTHGAS INC.
By:	/s/ Andrew J. Simmons
	Name:	Andrew J. Simmons
	Title:	Chief Financial Officer